APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

RANGOON RESTAURANT CONCEPTS LLC
Income Statement - unaudited
For the periods ended 2019 & 2020

	Current Period	Prior Period
	2020	**2019**
REVENUES		
Sales	$ 375,558	$ -
Other Revenue	-	-
TOTAL REVENUES	**375,558**	**-**
COST OF GOODS SOLD		
Cost of Sales	112,838	-
TOTAL COST OF GOODS SOLD	112,838	-
GROSS PROFIT (LOSS)	262,720	-
OPERATING EXPENSES		
Rental Payments	52,806	43,930
Salaries	135,527	-
Repais and Maintenance	6,034	-
Taxes and License	9,770	50
Interest	6,987	7,248
Advertising	12,662	556
Insurance	8,226	8,218
Professional Services - Legal, Accounting	9,850	4,119
Business Supplies	-	17,272
General and Administrative	27,269	8,476
TOTAL OPERATING EXPENSES	269,131	89,869
OPERATING PROFIT (LOSS)	*(6,411)*	(89,869)
Other Income (Loss)		
Income from tips	46,867	-
Interest Expense	-	-
Income Tax Expense	-	-
Total Other Income (Loss)	46,867	-
NET INCOME (LOSS)	**40,456**	**(89,869)**

RANGOON RESTAURANT CONCEPTS LLC
Balance Sheet - unaudited
For the periods ended 2019 & 2020

		Prior Period		Current Period
		31-Dec-20		**31-Dec-19**
ASSETS				
Current Assets:				
Cash	$	20,852.00	$	2,159.00
Petty Cash		-		-
Accounts Receivables		-		-
Inventory		4,973.00		4,973.00
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		25,825.00		7,132.00
Fixed Assets:				
Buildings & other fixed assets		173,300.00		-
Less: Accumulated Depreciation		(173,300.00)		-
Total Fixed Assets		-		-
Other Assets:				
Security Deposit		10,350.00		10,350.00
Capitalized Costs		-		134,854.00
Intangible Assets		6,086.00		6,573.00
Total Other Assets		16,436.00		151,777.00
TOTAL ASSETS	$	**42,261.00**	$	**158,909.00**
LIABILITIES				
Current Liabilities:				
Credit Cards Payable	$	62,817.00	$	63,452.00
Sales Tax Payable		33,351.00		
Total Current Liabilities		96,168.00		63,452.00
Long-Term Liabilities:				
Loans from Shareholdes		203,770.00		217,889.00
Total Long-Term Liabilities		203,770.00		217,889.00
EQUITY				
Retained Earnings		(257,677.00)		(122,432.00)
Total Equity		(257,677.00)		(122,432.00)
TOTAL LIABILITIES & EQUITY	$	**42,261.00**	$	**158,909.00**

I, Daniel Bendjy, certify that:

1. The financial statements of RANGOON RESTAURANT CONCEPTS LLC included in this Form are true and complete in all material respects; and
2. The tax return information of RANGOON RESTAURANT CONCEPTS LLC included in this Form reflects accurately the information reported on the tax return for RANGOON RESTAURANT CONCEPTS LLC for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature _____

Name: Daniel Bendjy

Title: General Manager